                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934
                  For the fiscal year ended September 30, 2000

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 333-32530



                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            (Full title of the Plan)



                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                      Page No.
                                                                      --------

Item 1. Independent Auditors' Report                                         4
        ----------------------------

Item 2.  Statements of Net Assets Available for Benefits                     5
         -----------------------------------------------
              September 30, 2000 and 1999

Item 3. Statements of Changes in Net Assets Available for Benefits           6
        ----------------------------------------------------------
         Years ended September 30, 2000 and 1999

Notes to Financial Statements                                             7-13

Exhibits                                                                    14
---------
         Consent of Independent Auditors

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                  RETIREMENT SAVINGS PLAN FOR HOURLY-PAID
                  EMPLOYEES OF ARMSTRONG WORLD INDUSTRIES, INC.


March 28, 2001    By: /s/: Matthew J. Angello
                  ---------------------------
                  Matthew J. Angello Vice-Chairman of the Retirement Committee

                          Independent Auditors' Report
                          ----------------------------



The Retirement Committee
Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 2000 and 1999 and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended September 30, 2000. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 2000 and 1999 and the changes in net assets available for benefits for each of the years in the two-year period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.




March 26, 2001
Philadelphia, Pennsylvania

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                 Statement of Net Assets Available for Benefits
                           September 30, 2000 and 1999




                                                          2000           1999
                                                          ----           ----
Assets:
   Investments in master trust:
     Cash equivalents:
        Fidelity Retirement Money Market Portfolio $ 592,567 $ 684,549 Shares of registered investment companies:
        Fidelity Magellan Fund                        16,757,223    16,603,182
        Fidelity Low-Priced Stock Fund                   184,893       190,877
        Fidelity OTC Portfolio                         5,881,696     3,699,268
        Fidelity Asset Manager Fund                    1,915,567     1,169,693
        Fidelity Asset Manager:  Income Fund              88,486       232,356
        Fidelity Asset Manager:  Growth Fund           1,437,981     1,477,241
        Fidelity Overseas Fund                           263,589       110,057
        MAS Value Portfolio                               74,232       102,582
        MAS Mid Cap Value Portfolio                      923,750       725,634
        Spartan US Equity Index Fund                  10,101,077    10,753,530
        Morgan Stanley Global Equity Portfolio           178,385       197,999
    Fixed income investment contracts:
        Fidelity Interest Income Fund                 43,114,542    47,969,002
    Armstrong Common Stock                             3,997,425     7,268,901
    Participant loans                                  1,527,799     2,099,291
                                                     -----------   -----------

            Total investments                         87,039,212    93,284,162
                                                     -----------   -----------

    Net assets available for benefits                $87,039,212   $93,284,162
                                                     ===========   ===========












The accompanying notes are an integral part of these financial statements.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
            Statement of Changes in Net Assets Available for Benefits
                     Years Ended September 30, 2000 and 1999


                                                                 2000          1999
                                                                 ----          ----
Additions to net assets attributed to:
     Contributions                                           $ 5,266,582   $ 5,889,905
     Dividends                                                 3,129,975     2,622,910
     Interest                                                  2,703,533     2,923,006
     Realized gain on investments                              2,414,334     1,724,936
     Unrealized appreciation (depreciation) of investments   (5,677,831)     3,165,545
                                                             -----------   -----------

           Total additions                                     7,836,593    16,326,302
                                                             -----------   -----------

Reduction in net assets attributed to:
     Benefits paid to participants                             8,082,951     7,053,761
     Transfers to other employee benefit plans                 5,998,592       325,720
                                                             -----------   -----------

           Total reductions                                   14,081,543     7,379,481
                                                             -----------   -----------

     Net increase (decrease)                                 (6,244,950)     8,946,821

Net assets available for benefits:
     Beginning of year                                        93,284,162    84,337,341
                                                             -----------   -----------

     End of year                                             $87,039,212   $93,284,162
                                                             ===========   ===========









The accompanying notes are an integral part of these financial statements.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                          Notes to Financial Statements

(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a) Basis of Presentation
         ---------------------

         The accompanying financial statements have been prepared on the accrual basis.

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded. Certain prior year amounts have been reclassified to conform to the current presentation.

     (b) Investments in Master Trust
         ---------------------------

         The money market portfolio is stated at cost, which approximates fair value. The interest income fund is comprised of guaranteed interest rate contracts within the Master Trust which are fully benefit responsive; and therefore are reflected at contract value plus credited interest in the financial statements. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

         Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

         Realized gains and losses on investments are determined by the average cost method.

     (c) Expenses
         --------

         All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong World Industries, Inc. ("Armstrong")

(2)  Plan Description
     ----------------

     The Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. ("the Plan") is a defined contribution plan established for the purpose of providing eligible hourly-paid employees a means for long-term savings intended for the accumulation of retirement income in addition to that provided under other retirement plans maintained for the benefit of employees.

     Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

     Each participant may have up to five accounts that make up the participant's total balance:

         Sheltered account - Participants may contribute from 1% to 15% of
         -----------------
         before-tax compensation as deferred compensation, as permitted under
         Section 401(k) of the Internal Revenue Code.

         Standard account - Participants may contribute from 1% to 10% of
         ----------------
         after-tax compensation.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)


         Rollover account - Participants may invest any untaxed amounts rolled
         ----------------
         over from another tax-qualified, employer-sponsored plan.

         Tax-deductible account (MIRA) - This account holds any contributions
         -----------------------------
         made to the Plan before January 1, 1987. No new contributions can be made to this account.

         Old Match account - This account holds any amount contributed by
         -----------------
         Armstrong before matching contributions were discontinued. No new contributions are being made to this account.

     Participants have an immediate 100 percent vested interest with respect to their contributions and are fully vested with regard to any previously made matching Armstrong contributions.

 (3) Investments in Master Trust
     ---------------------------

     Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into fourteen investment options. The Plan participates in fourteen investment alternatives.

     The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

     1. Spartan US Equity Index Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks.

     2. Fidelity Magellan Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

     3. Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor.

     4. Fidelity Retirement Money Market Portfolio - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper.

     5. Fidelity Interest Income Fund - Contributions to this fund are invested in the general accounts of insurance companies and are credited at contracted interest rates. Invested principal and accumulated interest amounts are guaranteed against loss by the insurance company. Credited interest rates are reset periodically during the plan year. At September 30, 2000, the interest rates ranged between 4.73% and 7.58%. At September 30, 1999, the interest rates ranged between 4.73% and 7.88%. The average yields for the plan at September 30, 2000 and September 30, 1999 were 6.25% and 6.01%, respectively.

     6. Morgan Stanley Global Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world, after a detailed analysis by local country investment experts. It seeks to increase the value of the investment over the long term through growth of capital.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

     7. Armstrong Common Stock - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. Common stock shares held by the fund at September 30, 2000 and 1999 were 334,849 and 161,754, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc.

     8. Fidelity Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

     9. Fidelity OTC Portfolio - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments.

     10. Fidelity Asset Manager Fund - This is an asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term.

     11. Fidelity Asset Manager: Income Fund - This is an asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has an investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation.

     12. Fidelity Asset Manager: Growth Fund - This is an asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term.

     13. MAS Mid Cap Value Portfolio - This fund invests in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns.

     14. MAS Value Portfolio - This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued.

Participant loans represent the unpaid principal balances of loans made by Plan participants in accordance with established loan provision guidelines.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)


The following table presents the cost and estimated fair values of the investments in securities of the Master Trust at September 30, 2000 and 1999:

                                                      September 30, 2000                   September 30, 1999
                                                      ------------------                   ------------------
                  Investment                      Cost          Fair Value               Cost       Fair Value
                  ----------                      ----          ----------               ----       ----------
Spartan US Equity Index Fund                $5,156,912         $10,101,077         $5,768,185      $10,753,530
Fidelity Magellan Fund                      11,662,740          16,757,223         11,880,548       16,603,182
Fidelity Low-Priced Stock Fund                 198,294             184,893            219,255          190,877
Fidelity Retirement Money Market Portfolio     592,567             592,567            684,549          684,549
Fidelity Interest Income Fund               43,114,542          43,114,542         47,969,002       47,969,002
Morgan Stanley Global Equity Portfolio         197,830             178,385            209,379          197,999
Armstrong Common Stock                      10,584,649           3,997,425          7,467,688        7,268,901
Fidelity Overseas Fund                         270,400             263,589            100,677          110,057
Fidelity OTC Portfolio                       5,064,281           5,881,696          2,964,750        3,699,268
Fidelity Asset Manager Fund                  1,755,347           1,915,567          1,135,288        1,169,693
Fidelity Asset Manager: Income Fund             87,755              88,486            233,007          232,356
Fidelity Asset Manager: Growth Fund          1,246,616           1,437,981          1,351,450        1,477,241
MAS Mid Cap Value Portfolio                    795,898             923,750            702,138          725,634
MAS Value Portfolio                             86,083              74,232            123,625          102,582
Participant Loans                            1,527,799           1,527,799          2,099,291        2,099,291
                                             ---------           ---------          ---------        ---------
                                           $82,341,713         $87,039,212        $82,908,832      $93,284,162
                                           ===========         ===========        ===========      ===========

The amounts of realized gain (loss) on investments in securities of the Master Trust for the years ended September 30, 2000 and 1999 are presented below:

                                           Aggregate           Aggregate           Realized
                    2000                    Proceeds                Cost        Gain (Loss)
                    ----                    --------                ----        -----------
Spartan US Equity Index Fund              $3,057,257          $1,812,427         $1,244,830
Fidelity Magellan Fund                     4,951,037           3,722,653          1,228,384
Fidelity Low-Priced Stock Fund                74,439              81,231            (6,792)
Morgan Stanley Global Equity Portfolio       120,949             138,397           (17,448)
Armstrong Common Stock                     6,810,023           7,473,466          (663,443)
Fidelity Overseas Fund                       178,675             176,732              1,943
Fidelity OTC Portfolio                     6,203,083           5,636,775            566,308
Fidelity Asset Manager Fund                  254,768             231,503             23,265
Fidelity Asset Manager: Income Fund          163,104             161,826              1,278
Fidelity Asset Manager: Growth Fund          453,796             421,167             32,629
MAS Mid Cap Value Portfolio                  266,519             252,286             14,233
MAS Value Portfolio                           59,092              69,945           (10,853)
                                              ------              ------           --------
                                         $22,592,742         $20,178,408         $2,414,334
                                         ===========         ===========         ==========

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

                                          Aggregate          Aggregate            Realized
                   1999                    Proceeds               Cost         Gain (Loss)
                   ----                    --------               ----         -----------
Spartan US Equity Index Fund             $1,904,011         $1,183,945            $720,066
Fidelity Magellan Fund                    3,718,576          3,164,588             553,988
Fidelity Low-Priced Stock Fund               78,083             87,527             (9,444)
Morgan Stanley Global Equity Portfolio       32,447             34,270             (1,823)
Armstrong Common Stock                    1,363,576          1,164,103             199,473
Fidelity Overseas Fund                       25,445             24,901                 544
Fidelity OTC Portfolio                    3,669,345          3,443,994             225,351
Fidelity Asset Manager Fund                 210,801            201,615               9,186
Fidelity Asset Manager: Income Fund          58,821             58,793                  28
Fidelity Asset Manager: Growth Fund         420,833            388,874              31,959
MAS Mid Cap Value Portfolio                 187,350            189,278             (1,928)
MAS Value portfolio                          11,787             14,251             (2,464)
                                             ------             ------             -------
                                        $11,681,075         $9,956,139          $1,724,936
                                        ===========         ==========          ==========

(4)  Benefits
     --------

     Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, in such other manner as requested by the participant and approved by the Plan Administrator.

     In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pretax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employee shall be ineligible to make contributions for a 12-month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

     Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his balance or $50,000. The money borrowed must come from the Sheltered, Rollover, or Standard Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

(5)  Obligation for Benefits
     ------------------------

     All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan.

     Except as may be provided in an investment contract, neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit hereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

(6)  Eligibility
     -----------

     All hourly employees of Armstrong or of any participating affiliated company which adopts this plan are eligible to participate if bargained for by the employees' collective bargaining unit. Eligible participants who leave Armstrong and are later reemployed can resume participation in the Plan on the date of rehire.

(7)  Federal Income Taxes
     --------------------

     By a letter dated February 13, 1996, the Internal Revenue Service has determined and informed Armstrong that the Plan qualifies under the applicable provisions of the Internal Revenue Code and is therefore exempt from federal income taxes.

(8)  Master Trust Agreement
     ----------------------

     Effective October 1, 1990, the Plan established a Master Trust Agreement with Fidelity Management Trust Company. Under the Master Trust Agreement, the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc., the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc., the Triangle Pacific Corp. Salaried Employees' Profit Sharing Plan, the Triangle Pacific Corp. Non-Union Hourly Employees 401(k) Plan, the Hartco Flooring Co. Retirement Savings Plan, the Hartco Flooring Co. Bargaining Employees' Retirement Savings Plan, and the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan. Separate accounting for each plan under the Master Trust Agreement is provided by Fidelity Management Trust Company. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2000 and 1999:

                                             September 30, 2000                  September 30, 1999
                                                    Cost        Fair Value              Cost         Fair Value
                                                    ----        ----------              ----         ----------
   Cash equivalents                          $15,477,286       $15,477,286       $16,666,634        $16,666,634
   Armstrong Common Stock                     26,493,157        10,181,553        17,595,364         17,254,222
   Registered investment companies           202,786,119       297,113,053       185,579,655        270,579,930
   Fixed income investment contracts         166,384,012       166,384,012       178,879,174        178,879,174
   Participant loans                           6,140,006         6,140,006         7,386,076          7,386,076
                                               ---------         ---------         ---------          ---------
        Total investments in Master Trust   $417,280,580      $495,295,910      $406,106,903       $490,766,036
                                           =============      ============      ============       ============

   Plan's interest in Master Trust           $82,341,713       $87,039,212       $82,908,832        $93,284,162
   Plan's percentage in Master Trust               19.7%             17.6%             20.4%              19.0%

During 2000 and 1999, the Master Trust's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                    2000              1999
                                                                    ----              ----
Net appreciation (depreciation) in Master Trust               $9,258,013       $42,827,180
Allocated net appreciation (depreciation) in Master Trust   $(3,263,497)        $4,890,481

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

During 2000 and 1999, interest and dividends in the Master Trust were as follows:

                                                                     2000              1999
                                                                     ----              ----
Interest and dividends in  Master Trust                       $32,031,519       $33,770,761
Allocated interest and dividends from Investment in Master
Trust                                                          $5,833,508        $5,545,916

All of the above information was certified as complete and accurate by the trustee at September 30, 2000 and 1999 and for the years then ended.


(9) Subsequent Events
    -----------------

On December 6, 2000, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability.

As of December 19, 2000 the Plan was amended to eliminate the Armstrong Common Stock Fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.